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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                           _______________________

                                  SCHEDULE TO
                            TENDER OFFER STATEMENT
                      UNDER SECTION 14(d)(1) OR 13(e)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                    Jardine Fleming China Region Fund, Inc.
                      (Name of Subject Company (issuer))


                    Jardine Fleming China Region Fund, Inc.
           (Names of Filing Persons (identifying status as offeror,
                           issuer or other person))
                           _______________________

     Common Stock, Par Value $.01 Per Share, 8,588,972 Shares Outstanding
                        (Title of Class of Securities)


                                   471110106
                                   ---------
                     (CUSIP Number of Class of Securities)

                           _______________________

                               Henry H. Hopkins
                 Jardine Fleming Price China Region Fund, Inc.
                        T. Rowe Price Associates, Inc.
                             100 East Pratt Street
                             Baltimore, MD  21202
                                (410) 345-6640
     (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)


                                With a copy to:
                               J. Eugene Marans
                      Cleary, Gottlieb, Steen & Hamilton
                         2000 Pennsylvania Avenue, NW
                             Washington, DC 20006
                                (202) 974-1888

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                           CALCULATION OF FILING FEE

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           Transaction Valuation                      Amount of Filing Fee
--------------------------------------------------------------------------------
              $ 24,063,717 (a)                           $ 4,812.74 (b)
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(a)  Calculated as the aggregate maximum purchase price to be paid for 2,576,691 shares in the offer, based upon a price per share of $9.339, which represents
95% of the net asset value per share at November 10, 2000.

(b)  Calculated as 1/50th of 1% of the Transaction Valuation.

[_] Check the box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    N/A
     Form or Registration No.   N/A
     Filing Party:              N/A
     Date Filed:                N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
    Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Jardine Fleming China Region Fund, Inc.

                                   By: /s/ Lord Cromer
                                       -----------------------------------------

                                   Name: The Right Honourable the Earl of Cromer
                                   Title: Chairman of the Board of Directors

Dated: November 20, 2000

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                            Introductory Statement

     This Tender Offer Statement on Schedule TO relates to an offer by Jardine Fleming China Region Fund, Inc., a Maryland corporation (the "Fund"), to purchase for cash up to 2,576,691 of the Fund's issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated November 20, 2000 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") and are filed as exhibits to this Schedule TO.

     The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

Item 12. Exhibits.

     (a)(1)(i)      Offer to Purchase, dated November 20, 2000.

     (a)(1)(ii)     Form of Letter of Transmittal.

     (a)(1)(iii)    Form of Notice of Guaranteed Delivery.

     (a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(v) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(vi) Text of letter to shareholders of the Fund dated November 20, 2000, from The Right Honourable the Earl of Cromer, Chairman.

     (a)(1)(vii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(2)         None.

     (a)(3)         Not applicable.

     (a)(4)         Not applicable.

     (a)(5) Text of press release issued by the Fund dated October 30, 2000. (Previously filed as a preliminary communication with the Fund's Schedule TO submitted via EDGAR on October 31, 2000.)

                    Text of press release issued by the Fund dated November 17, 2000. (Previously filed as a preliminary communication with the Fund's Schedule TO submitted via EDGAR on November 17, 2000.)

     (b)--(h)       Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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